UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022.

Commission File Number 001-40626

VTEX
(Exact name of registrant as specified in its charter)

N/A
(Translation of registrant’s name into English)

125 Kingsway, WC2B 6NH
London, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PART I - FINANCIAL INFORMATION

Item 1 -      Financial Statements

Index to Financial Statements

VTEX

Consolidated Financial Statements

Consolidated Balance Sheets

Consolidated Statements of Profit or Loss

Consolidated Statements of Changes in Shareholder’s Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

VTEX
Consolidated balance sheets
In thousands of U.S. dollars, unless otherwise indicated

	Note	December 31, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents	3	121,006	58,557
Restricted cash		1,183	1,429
Marketable securities and short-term investments	4	177,191	16,969
Trade receivables	5	34,682	24,491
Recoverable taxes		6,881	4,071
Deferred commissions		263	438
Prepaid expenses		7,911	2,379
Derivative financial instruments		-	174
Other current assets		399	223
Total current assets		349,516	108,731
Non-current assets
Trade receivables	5	6,143	-
Deferred tax assets	6.1	12,572	2,174
Prepaid expenses		343	3,134
Recoverable taxes		556	674
Deferred Commission		1,246	389
Other non-current assets		435	53
Right-of-use assets	15	5,183	5,076
Property and equipment, net	8	4,711	4,551
Intangible assets, net	9	33,644	15,093
Investment in joint venture		621	136
Total non-current assets		65,454	31,280
Total assets		414,970	140,011

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

VTEX
Consolidated balance sheets
In thousands of U.S. dollars, unless otherwise indicated

LIABILITIES	Note	December 31, 2021	December 31, 2020
Current liabilities
Accounts payable and accrued expenses	10	29,537	20,709
Loans and financing	12	2,087	1,585
Taxes payables	11	5,035	6,790
Lease liabilities	15	1,105	850
Deferred revenue		16,598	14,170
Derivative financial instruments		133	-
Accounts payable from acquisition of subsidiaries		4,260	2,794
Other current liabilities		133	159
Total current liabilities		58,888	47,057
Non-current liabilities
Accounts payable and accrued expenses		1,977	-
Loans and financing	12	1,192	4,774
Taxes payable		160	-
Lease liabilities	15	4,886	5,303
Accounts payable from acquisition of subsidiaries		2,163	1,206
Deferred revenue		16,204	5,005
Deferred tax liabilities	6.2	2,045	731
Other		266	187
Total non-current liabilities		28,893	17,206
EQUITY
Issued capital		19	17
Capital reserve		390,466	78,945
Other reserves		652	104
Accumulated losses		(63,955)	(3,444)
Equity attributable to VTEX’s shareholders		327,182	75,622
Non-controlling interests		7	126
Total shareholders’ equity		327,189	75,748
Total liabilities and equity		414,970	140,011

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

VTEX

Consolidated statements of income
In thousands of U.S. dollars, unless otherwise indicated

		Three months ended (unaudited)		Twelve months ended
	Note	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020

Subscription revenue		34,529	27,672	118,466	93,366
Services revenue		2,587	1,435	7,307	5,310
Total revenue	14	37,116	29,107	125,773	98,676
Subscription cost		(10,469)	(9,841)	(38,380)	(27,801)
Services cost		(3,291)	(2,017)	(11,212)	(7,050)
Total cost		(13,760)	(11,858)	(49,592)	(34,851)
Gross profit		23,356	17,249	76,181	63,825
Operating expenses
General and administrative		(6,913)	(5,120)	(31,889)	(13,961)
Sales and marketing		(17,459)	(7,488)	(63,521)	(23,844)
Research and development		(11,915)	(6,827)	(45,186)	(19,039)
Other income (losses)		(211)	123	(1,514)	(462)
Income (loss) from operation		(13,142)	(2,063)	(65,929)	6,519
Financial income		2,295	986	7,414	3,904
Financial expense		(3,664)	(2,311)	(12,058)	(7,038)
Financial result, net		(1,369)	(1,325)	(4,644)	(3,134)
Equity results		190	51	587	78
Income (loss) before income tax		(14,321)	(3,337)	(69,986)	3,463
Current	6.3	(35)	(1,096)	(1,646)	(4,904)
Deferred	6.3	3,731	166	11,118	616
Total income tax		3,696	(930)	9,472	(4,288)
Net income (loss) for the period		(10,625)	(4,267)	(60,514)	(825)
Attributable to controlling shareholders		(10,625)	(4,270)	(60,511)	(914)
Non-controlling interest		-	3	(3)	89

Earnings (loss) per share	16
Basic and diluted loss per share		(0.056)	(0.025)	(0.333)	(0.005)

The above consolidated statements of income should be read in conjunction with the accompanying notes.

VTEX

Consolidated statements of changes in shareholders’ equity
In thousands of U.S. dollars, unless otherwise indicated

	Issued capital	Capital reserve	Other reserves	Accumulated losses	Total equity attributable to VTEX’s shareholders	Non-controlling interests	Total shareholders’ equity
At December 31, 2019	17	50,133	(572)	(2,530)	47,048	37	47,085
Net loss for the year	-	-	-	(914)	(914)	89	(825)
Foreign cumulative conversion adjustment	-	-	676	-	676	-	676
Transactions with owners of the Company
Exercise of stock options	-	313	-	-	313	-	313
Issue of ordinary shares as consideration for a business combination	-	93	-	-	93	-	93
Capital contribution	-	156,650	-	-	156,650	-	156,650
Buyback of shares		(131,047)	-	-	(131,047)	-	(131,047)
Share-based compensation	-	2,803	-	-	2,803	-	2,803
	-	28,812	-	-	28,812	-	28,812
At December 31, 2020	17	78,945	104	(3,444)	75,622	126	75,748
Net loss for the year	-	-	-	(60,511)	(60,511)	(3)	(60,514)
Foreign cumulative conversion adjustment	-	-	548	-	548	-	548
Transactions with owners of the Company
Exercise of stock options	-	3,830	-	-	3,830	-	3,830
Share-based compensation	-	9,217	-	-	9,217	-	9,217
Issue of ordinary shares as consideration for a business combination	-	1,469	-	-	1,469	-	1,469
Capital contribution	-	1,000	-	-	1,000	-	1,000
Issuance of common shares in initial public offering	2	317,807	-	-	317,809	-	317,809
Share issuance costs	-	(21,491)	-	-	(21,491)	-	(21,491)
Buyback of shares	-	(407)	-	-	(407)	-	(407)
Transactions with non-controlling interests	-	-	-	-	-	7	7
Acquisition of non-controlling interests	-	96	-	-	96	(123)	(27)
	2	311,521	-	-	311,523	(116)	311,407
At December 31, 2021	19	390,466	652	(63,955)	327,182	7	327,189

The above consolidated statements of changes in shareholders’ equity should be read in conjunction with the accompanying notes.

Consolidated statements of cash flows
In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2021	December 31, 2020

Net loss of the year	(60,514)	(825)
Adjustments on loss of the year
Depreciation and amortization	4,072	2,400
Deferred income tax	(11,118)	(616)
Loss on disposal of rights of use, property, equipment, and intangible assets	54	132
Allowance for doubtful accounts	887	972
Share-based compensation	9,217	2,803
Provision for payroll taxes (share-based compensation)	7,611	-
Adjustment of hyperinflation	2,274	779
Profit on investments in joint venture	(587)	(78)
Fair value gain	(1,188)	(1,454)
Other gains (losses), net	666	1,714
Working capital adjustments
Trade receivables	(16,749)	(10,104)
Recoverable taxes	(2,692)	(2,215)
Prepaid expenses	(2,741)	(3,727)
Other assets	186	(13)
Accounts payable and accrued expenses	7,417	7,961
Taxes payable	3,102	5,944
Deferred revenue	12,330	9,641
Other liabilities	(364)	(210)
Cash provided by (used in) operating activities	(48,137)	13,104
Income tax paid	(4,854)	(1,939)
Net cash provided by (used in) operating activities	(52,991)	11,165
Cash flows from investing activities
Purchase of short-term investment	(177,816)	-
Redemption of short-term investment	1,053	-
Purchase of marketable securities	-	(3,846)
Redemption of marketable securities	16,857	2,007
Interest received	588	1,037
Acquisition of subsidiaries net of cash acquired	(5,712)	(3,646)

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

Consolidated statements of cash flows
In thousands of U.S. dollars, unless otherwise indicated

Acquisitions of property and equipment	(1,383)	(1,648)
Acquisitions of intangible assets	(368)	-
Net cash provided by (used in) investing activities	(166,781)	(6,096)
Cash flows from financing activities
Changes in restricted cash	246	1,337
Proceeds from the exercise of stock options	3,830	313
Net-settlement of share-based payment	(2,705)	-
Capital increase	1,000	156,650
Capital increase - proceeds from initial public offering, net of transaction costs	296,318	-
Buyback of shares	(2,423)	(129,031)
Payment of loans and financing	(10,886)	(2,999)
Interest paid	(104)	(186)
Principal elements of lease payments	(913)	(350)
Lease interest paid	(680)	(775)
Net cash provided by financing activities	283,683	24,959
Net increase in cash and cash equivalents	63,911	30,028
Cash and cash equivalents, beginning of the year	58,557	29,762
Effect of exchange rate changes	(1,462)	(1,233)
Cash and cash equivalents, end of the year	121,006	58,557
Supplemental cash flow information:
Lease liabilities arising from obtaining right-of-use assets	494	820
Accounts payable related to buyback of shares	-	2,016
Issue of ordinary shares as consideration for a business combination	1,469	93
Unpaid amount related to acquisition of non-controlling interest	27	-
Unpaid amount related to business combinations	8,264	-
Transactions with non-controlling interests	7	-

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

VTEX

Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

1
General information

VTEX (“Company” or “Group”) provides a software-as-a-service digital commerce platform for enterprise brands and retailers. The VTEX platform enables customers to execute their commerce strategy, including building online stores, integrating, managing orders across channels, and creating marketplaces to sell products from third-party vendors. Founded in Brazil, the Company is a leader in accelerating the digital commerce transformation in Latin America and expanding globally. VTEX’s platform is engineered to enterprise-level standards and functionality with the significant majority of the Company’s revenue coming from large, blue-chip companies. As of December 31, 2021, the Company was trusted by more than 2,400 customers with over 3,200 active online stores across 38 countries to connect with their consumers in a meaningful way.

The Group enables customers to implement multiple go-to-market strategies. VTEX’s platform combines commerce, order management and marketplace functionality, allowing enterprises to sell a wide assortment of products across multiple channels. By integrating with suppliers, distributors, third-party vendors, franchisees, warehouses, and brick-and-mortar stores, enterprises can rapidly implement new business models and digital experiences, including direct-to-consumer, marketplace, conversational and interactive commerce, ship from store, endless aisle, and drop-ship. The Group calls this set of deep integrations “Collaborative Commerce.”

VTEX’s Collaborative Commerce approach benefits from a powerful ecosystem with significant network effects. The ecosystem includes more than 2,000 integrated solutions, 500 systems integrators, 200 marketplaces, 150 payments solutions, and 80 logistics companies. VTEX’s partners’ solutions are embedded within the platform, allowing customers to seamlessly execute their commerce vision and strategy. The more customers adopt the platform and partners join the platform’s network, the more efficiently the Group can help facilitate the future of commerce.

The technology is flexible and extensible. It’s open, API-first, multi-tenant commerce platform allows enterprises to adopt new commerce capabilities with minimal risk. Combined with its low-code development platform, VTEX IO, the Group enables customers to build proprietary technology, seamlessly integrated with extensive out-of-the-box functionality. In essence, VTEX’s “Composable Commerce” approach allows enterprises to leverage the knowledge of highly specialized talents from the ecosystem while focusing their own talent on what makes them unique. Composable Commerce enables customers to rapidly deploy VTEX’s solutions and quickly iterate and customize the entire commerce experience at scale.

VTEX

Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

1.  General information (continued)

The following entities are part of the Group and are being consolidated in these financial statements:

	Place of business/ country of incorporation	Relationship	Principal business activity	% of Ownership as of December 31,
Company				2021	2020
VTEX (“VTEX”)	Cayman	Holding	Technology Services
VTEX Informática S.A. (“VTEX ARG”) (i)	Argentina	Subsidiary	Technology Services	100	96.54
VTEX Brasil Tecnologia para Ecommerce LTDA. (“VTEX Brazil”)	Brazil	Subsidiary	Technology Services	100	100
VTEX Publicidade e Eventos Ltda. (“VTEX DAY”)	Brazil	Subsidiary	Production of events	100	100
VTEX Intermediação de Cobrança Ltda. (“VTEX STORE”) (ii)	Brazil	Subsidiary	Technology Services	-	99.99
Dlieve Tecnologia S.A. (“Dlieve”) (iii)	Brazil	Subsidiary	Technology Services	-	100
Ciashop Soluções para Comércio Eletrônico S.A. (“Ciashop”) (iv)	Brazil	Subsidiary	Technology Services	-	100
Loja Integrada Tecnologia para Softwares S.A. (“Loja Integrada”)	Brazil	Subsidiary	Technology Services	99.87	100
Suiteshare Tecnologia da Informação S.A (“Suiteshare”) (v)	Brazil	Subsidiary	Technology Services	100	-
VTEX Chile SPA (“VTEX CHI”)	Chile	Subsidiary	Technology Services	100	100
VTEX Colombia Tecnologia para Ecommerce S.A.S. (“VTEX COL”)	Colombia	Subsidiary	Technology Services	100	100
VTEX Commerce Cloud Solutions LLC (“VTEX USA”)	USA	Subsidiary	Technology Services	100	100
VTEX Ecommerce Platform Limited (“VTEX UK”)	UK	Subsidiary	Technology Services	100	100
EICOM Limited (“EICOM”) (vii)	UK	Subsidiary	Technology Services	-	100
Soluciones Cloud En Ecommerce S. De R.L. De C.V. (“VTEX MEX”) (vi)	Mexico	Subsidiary	Technology Services	100	99.95
EI Education S.A.P.I de C.V. (“Escuela de Internet or “Escuela”)	Mexico	Subsidiary	Technology Services	100	100
Peru Tecnologia para ECOMMERCE S.A.C. (“VTEX PERU”) (vii)	Peru	Subsidiary	Technology Services	100	-
VTEX Ecommerce Platform Limited - Sede Secondaria (“VTEX ITA”) (vii)	Italy	Branch	Technology Services	100	-
VTEX Ecommerce Platform Limited London - Sucursala Bucuresti (“VTEX ROM”) (vii)	Romania	Branch	Technology Services	100	-
VTEX Ecommerce Platform Platform Limited – Sucursal em Portugal (“VTEX PORT”) (vii)	Portugal	Branch	Technology Services	100	-

VTEX

Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

(i)	In January 2021, the Group acquired the non-controlling interest of VTEX ARG. Refer to note 19.2(d.i) for additional details.
(ii)	VTEX STORE was closed in February 2021.
(iii)	Dlieve was merged into VTEX Brazil in April 2021.
(iv)	Ciashop was merged into VTEX Brazil in December 2021.
(v)	Suiteshare was acquired in April 2021. Refer to note 3.3 for additional details.
(vi)	In May 2021, the Group acquired the non-controlling interest of VTEX MEX. Refer to note 19.2(d.ii) for additional details.
(vii)	VTEX PERU, VTEX ITA, VTEX ROM and VTEX PORT were created in 2021 to fulfill the Group’s operational needs, while EICOM was constituted in 2020 and merged into VTEX UK in 2021.

1.1   Initial Public Offering “IPO”

On July 21, 2021, the Company completed its IPO, offering 21,850,000 of its Class A common shares, of which 13,876,702 new shares offered by the Group and other 5,123,298 shares offered by the selling shareholders, and the entire exercise of the underwriters option to purchase 2,850,000 newly issued shares.

The initial offering price was US$ 19.00 per Class A common share, resulting in gross proceeds of US$ 317,809. The Company received net proceeds of US$ 296,318 after deducting US$ 19,863 in underwriting discounts and commissions and US$ 1,628 of other offering expenses. The Group also recognized in the Profit and loss the amount of US$ 1,253 related to shares offered by the selling shareholders and other one-off IPO expenses.

The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No. 333-257400), which was declared effective by the Securities and Exchange Commission on July 21, 2021. The common shares began trading on the New York Stock Exchange (“NYSE”) on July 21, 2021, under the symbol “VTEX.”

2.   Basis of Presentation and Consolidation

The accounting policies described in detail below have been consistently applied to all years presented in these consolidated financial statements, unless otherwise stated. The financial statements are applicable for the group consisting of VTEX and its subsidiaries. The accounting policies have been consistently applied by the Group.

a.   Basis for preparation of the consolidated financial statements

The consolidated financial statements of VTEX Group for the twelve-month period ended December 31, 2021, have been prepared in accordance with International Financial Reporting Standards (“IFRS)”.
The consolidated financial statements do not include all the information and disclosures required in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2021, and any public announcements made by the Group during the reporting period.

VTEX

Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

The accounting policies adopted are consistent with those of the previous financial year, except for the income tax estimation (see note 8) and the adoption of new and amended standards as set out below.

The consolidated financial statements are presented in U.S. dollars (“USD”, “US$”, or “$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousands, except when otherwise indicated.

b.   New standards, interpretations, and amendments adopted by the Group

      Interest rate benchmark reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR).

These amendments had no impact on the consolidated financial statements of the Group. The Group intends to use the practical expedients in future periods if they become applicable.

c.   Critical estimates and accounting judgments

Management has made judgments and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates. Accounting estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.

In preparing these consolidated financial statements, the significant judgments and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those set at the consolidated financial statements for the year ended December 31, 2021. No retrospective adjustments were made.

3.   Cash and cash equivalents

	December 31, 2021	December 31, 2020
Cash and cash bank deposits	120,928	51,955
Investment funds	78	6,602
Cash and cash equivalents	121,006	58,557

VTEX

Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

4.   Marketable securities and short term investments

	December 31, 2021	December 31, 2020
Marketable securities	-	16,969
Short-term investments	177,191	-
Marketable securities and short-term investments	177,191	16,969

4.1.   Marketable securities

The following table shows the changes in the balances:

	2021	2020
Opening balance on January 1	16,969	14,495
Additions	-	3,846
Redemption	(16,857)	(2,007)
Interest received	(324)	(481)
Fair value adjustments	212	1,116
Closing balances on December 31	-	16,969

4.2.   Short-term investments

The following table shows the changes in the balances:

	2021	2020
Opening balance on January 1	-	-
Additions	177,816	-
Redemption	(1,053)	-
Gains (losses)	428	-
Closing balances on December 31	177,191	-

5.   Trade receivables

Trade receivables are as follows:

	December 31, 2021	December 31, 2020
Trade receivables	41,972	25,140
Loss allowances	(1,147)	(649)
Total trade receivables	40,825	24,491

Current	34,682	24,491
Non-current	6,143	-

The changes in loss allowances for trade receivables are as follows:

	2021	2020
Opening balance on January 1	(649)	(1,167)
Addition, net	(887)	(972)
Addition from acquisition of subsidiaries	(100)	-
Write-off	429	1,056
Exchange-rate change	60	434
Closing balances on December 31	(1,147)	(649)

The trade receivables by maturity are distributed as follows:

	December 31, 2021	December 31, 2020
Current	38,456	22,019
Overdue between:
From 1 to 30 days	1,251	1,578
From 31 to 60 days	847	537
From 61 to 90 days	439	293
From 91 to 120 days	113	245
From 121 to 300 days	866	468
Total	41,972	25,140

6.   Current and deferred tax

  6.1.   Deferred tax assets

	December 31, 2021	December 31, 2020
Loss allowances for financial assets	75	124
Bonus provision	750	655
Lease (i)	366	108
Share-based compensation (ii)	3,224	185
Hyperinflationary adjustments	89	99
Tax loss (iii)	6,445	427
Others (iv)	1,623	576
Total deferred tax assets	12,572	2,174

(i)
VTEX takes the approach of considering the lease as a single transaction in which the asset and liability are integrally linked, so differences arising on settlement of the liability and the amortization of the leased asset give rise to a net temporary difference on which deferred tax is recognized.

(ii)
The increase in the amounts accounted as deferred tax assets for share-based compensation is justified mainly by the new programs granted in Brazil for RSUs, as disclosed in note 19.1. These amounts are treated as temporary differences until the program is vested.

(iii)
Tax losses increase is driven mainly by the current investment position of the Brazilian operations. These amounts are expected to be offset in the foreseeable future. In Brazil, tax losses are not subject to statute of limitation and ought to be used observing the limits established by the local tax legislation.

(iv)
Most of the amounts appointed as Others in the deferred tax assets reconciliation correspond to temporary differences arising from operations carried out in Brazil. It refers to provision for sales commission, unrealized exchange variation, adjustments for operations marked to market (MTM), and provision for payment of suppliers. The remainder portion refers to a miscellaneous of items scattered in concepts determined by local tax laws in Argentina, Brazil, Chile, and Colombia.

6.2.   Deferred tax liabilities

The balance comprises temporary differences attributable to:

	December 31, 2021	December 31, 2020
Acquisition of subsidiaries	1,687	544
Temporary differences	283	187
Others	75	-
Total deferred tax liabilities	2,045	731

6.3.   Income tax expense

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year.

	Three months ended (unaudited)		Twelve months ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Current tax
Current tax on profits for the period	(35)	(1,096)	(1,646)	(4,904)
Deferred income tax
Decrease in deferred tax	3,731	166	11,118	616
Income tax	3,696	(930)	9,472	(4,288)

7.   Leases

VTEX

Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

7.1.   Amounts recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	December 31, 2021	December 31, 2020
Right-of-use asset
Office buildings	5,183	5,076
Total	5,183	5,076

	December 31, 2021	December 31, 2020
Lease liabilities
Current	1,105	850
Non-current	4,886	5,303
Total	5,991	6,153

The following table shows the changes in the right-of-use asset and lease liabilities:

	2021	2020
Right-of-use asset
Opening balance on January 1	5,076	6,917
New lease agreements	384	-
Lease agreements from acquired subsidiaries	722	-
Remeasurement	494	820
Hyperinflation adjustment	1	5
Depreciation	(1,069)	(911)
Write off	(110)	-
Exchange rate effect	(315)	(1,755)
Closing balances on December 31	5,183	5,076

Lease liabilities
Opening balance on January 1	6,153	7,675
New lease agreements	384	-
Lease agreements from acquired subsidiaries	446	-
Remeasurement	494	820
Interest added	696	775
Principal elements of lease payment	(913)	(350)
Interest payment	(680)	(775)
Write off	(111)	-
Exchange rate effect	(478)	(1,992)
Closing balances on December 31	5,991	6,153

VTEX

Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

7.2.   Amounts recognized in the statement of profit or loss

The statement of profit (loss) presents the following amounts relating to leases:

	Three months ended (unaudited)		Twelve months ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Depreciation charge of office buildings	287	219	1,069	911
Interest expense (included in finance cost)	170	200	696	775
Total	457	419	1,765	1,686

8.   Property and equipment, net

Details of the Group’s property and equipment balance are shown in the tables below:

	December 31, 2021	December 31, 2020
Leasehold improvements	2.826	2.967
Machinery and equipment	279	277
Furniture and fixture	710	786
Computer and peripherals	3.987	2.774
Accumulated depreciation	(3.091)	(2.253)
Property and equipment, net	4.711	4.551

9.   Intangible assets, net

Details of intangible assets and changes in the Group’s intangible assets balances are presented below:

	December 31, 2021	December 31, 2020
Software (i)	4,090	2,837
Trademark	207	-
Intellectual property	2,541	2,690
Customer contracts	9,337	2,629
Goodwill (ii)	22,374	10,562
Others	493	-
Accumulated amortization	(5,398)	(3,625)
Intangible assets, net	33,644	15,093

VTEX

Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

(i)	The increase in software relates mainly to assets acquired in the business combination of Workarea and Suiteshare, as VTEX does not capitalize software development.
(ii)	The increase in goodwill relates mainly to the business combination of Workarea and Suiteshare.

10.   Accounts payable and accrued expenses

The breakdown of accounts payable and accrued expenses is as follows:

	December 31, 2021	December 31, 2020
Trades payable	12,668	9,973
Accounts payable to related parties	27	2,016
Social charges (i)	7,048	1,698
Profit sharing	7,203	4,415
Provision for vacation and benefits	4,333	2,186
Other	235	421
Total accounts payable and accrued expenses	31,514	20,709
Current	29,537	20,709
Non-current	1,977	-

(i) The variation refers mainly to social charges related to restricted stock units (RSUs) which have increased by US$ 4,813 in December 2021. Refer to note 19 for additional details.

11.   Loans and financing

  11.1.   Breakdown of loans and financing
    Loan and financing operations are summarized as follows:

	Interest rate	Country	Maturity	December 31, 2021	December 31, 2020
	8.5% p.a.
BNDES (i)	(Brazilian Reais)	Brazil	Mar/2023	891	1,719
	100% CDI+ 2.65 p.a.
Itaú (ii)	(Brazilian Reais)	Brazil	May/2023	2,388	4,098
	100% Selic + 2% p.a.
Totvs	(Brazilian Reais)	Brazil	January/2021	-	542
Total				3,279	6,359

Current				2,087	1,585
Non-current				1,192	4,774

VTEX

Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

(i)   In March 2017, the Group raised R$15,577 corresponding to US$5,014 from Brazilian National Bank for Economic and Social Development (BNDES) to finance the development of new ecommerce technologies.
(ii)  In June 2019, the Group raised €6,909, corresponding to US$7,782 for working capital purposes. On the same date, a swap was contracted to hedge the amount against foreign exchange rate, designating the financial instrument as a fair value hedge.

11.2. Changes in loans and financing

	2021	2020
Opening balance on January 1	6,359	11,030
Loans from acquisition of subsidiaries	8,038	164
Payment of loans (i)	(11,002)	(2,999)
Interest charged	94	208
Interest paid	(104)	(186)
Basis adjustment on the fair value hedge (ii)	333	582
Exchange rate effect	(439)	(2,440)
Closing balances on December 31	3,279	6,359

(i)   The amount of US$ 7,919 was paid to a third party at the acquisition date to settle preexisting debts of WorkArea and US$ 119 was paid to a third party post-acquisition date, which VTEX assumed in the business combination.
(ii)  In June 2019, the subsidiary VTEX BRA designated the loan in euros with Itaú bank as a fair value hedge. Losses on the financial instrument that are measured at fair value have been recognized as a financial expense.

12.   Taxes payable

The breakdown of taxes payable is as follows:

	December 31, 2021	December 31, 2020
Income tax payable	524	3,732
Other taxes payable	4,671	3,058
Total taxes payable	5,195	6,790

Current	5,035	6,790
Non-current	160	-

13.   Contingencies

The Group is party to civil and labor lawsuits involving loss risks. Provisions for losses resulting from lawsuits are estimated and updated by the Group, based on analysis from the Group’s legal advisors.

VTEX

Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

The breakdown of existing contingencies classified as probable by the Group, based on the evaluation of its legal advisors, which are recognized as a liability, is as follows:

	December 31, 2021	December 31, 2020
Civil	17	21
Labor	16	49
Tax	53	-
Total	86	70

The breakdown of existing contingencies classified as possible by management, based on the evaluation of its legal advisors, for which no provision was recognized is as follows:

	December 31, 2021	December 31, 2020
Civil	123	45
Labor	189	157
Tax	10	33
Total	322	235

14.   Shareholders’ equity

  14.1. Share Capital

The total share capital is as follows:

	December 31, 2021	December 31, 2020
Number of ordinary nominative shares	191,028,642	170,981,476
Par value (i)	0.0001	0.0001
Total share capital	19	17

(i)
In April 2020, the Group’s shareholders approved a capital stock share Split with a 100:1 (one hundred for one) share split ratio. As a result of the share split, the Group’s historical financial statements have been revised to reflect the number of shares and per share data as if the share split had been in effect for all periods presented.

In July 2021, within the IPO’s completion, each of the existing shares (common shares) were converted into Class A or Class B shares. Therefore, the Company has two classes of common shares: Class A common shares and Class B common shares. The rights of the holders of Class A common shares and Class B common shares are identical, except with respect to voting, conversion, and transfer restrictions applicable to the Class B common shares. Each Class A common share is entitled to one vote. Each Class B common share is entitled to 10 votes and is convertible into one Class A common share as provided in the Articles of Association. Holders of Class A common shares and Class B common shares will vote together as a single class on all matters unless otherwise required by law. Refer to note 1.1 of the financial statements for additional details.

VTEX

Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

15.   Revenue from services provided

The Group revenue derives mostly from the transfer of services rendered and fees charged as services are provided, therefore, mostly recognized over time. Disaggregation of revenue by major product lines are as follows:

	Three months ended (unaudited)		Twelve months ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Subscriptions	37,668	28,801	129,292	100,611
Tax on subscriptions	(3,139)	(1,129)	(10,826)	(7,245)
Revenue from subscriptions	34,529	27,672	118,466	93,366
Services provided	2,894	1,371	8,154	5,599
Taxes on services	(307)	64	(847)	(289)
Revenue from services	2,587	1,435	7,307	5,310
Revenue from subscription and services	37,116	29,107	125,773	98,676

16.   Loss per share

Basic earnings (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during the year.

Diluted earnings per share are computed by giving effect to all potential weighted average dilutive common stock, including options and restricted stock units.

The following table contains the loss per share of the Group for the three months and twelve months periods ended December 31, 2021 and 2020:

	Three months ended (unaudited)		Twelve months ended
Basic earnings (loss) per share	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Loss attributable to the stockholders of the Group	(10,625)	(4,267)	(60,514)	(825)
Weighted average number of outstanding common shares (thousands)	190,983	168,350	181,554	168,350
Basic and diluted earnings loss per share	(0.056)	(0.025)	(0.333)	(0.005)

VTEX

Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

In the three and twelve months ended December 31, 2021, the Company was in a loss position and therefore diluted loss per share is equal to basic loss per share.

17.   Share-based compensation

  17.1   Share-based compensation: VTEX

VTEX provides share-based compensation to selected directors and employees as a stock-option plan. In December 2020, the Group’s board of directors formally approved a modification on the share-based compensation for all employees located in Brazil, replacing the stock-option plan for restricted stock units (RSUs) with no change to the general terms and conditions of the plan. On November 11, 2021, our board of directors approved the VTEX 2021 share plan, or the 2021 Share Plan, substituting the previous stock options plan (Pre-IPO Plans). Eligible participants of the 2021 Share Plan include certain members of our management and our employees. The final eligibility of any beneficiary to participate in the 2021 Share Plan is determined by our board of directors.

Prior to November 2021, certain members of management and employees received share-based compensation under a share option plan and a restricted share plan, or the Pre-IPO Plans. Although grants made pursuant to the Pre-IPO Plans prior to the adoption of the 2021 Share Plan (as defined below) remain valid, the outstanding pools of the Pre-IPO Plans have been canceled and no additional grants may be made. The Group has awarded 8,729,696 stock options and 2,792,734 restricted share units under the Pre-IPO Plans that are currently outstanding and not exercised.

Under both stock-option plan and RSUs, usually the options have a term of 5 or 6 years years as of the grant date. They are exercisable as long as the director or employee fulfills the worked periods after the options are granted (usually 4 or 5 years, with 1/4 or 1/5 of the options exercisable each year).

Set out below are summaries of options granted under the plan:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date Fair value

At December 31, 2020	9,678	2.90	5.65	0.68
Granted during the period	1,799	10.66	-	5.10
Forfeit during the period	(156)	8.76	-	4.44
Exercised during the period (i)	(2,512)	1.44	-	0.44
At December 31, 2021	8,809	4.78	5.37	1.58
Stock options exercisable as of December 31, 2021	1,719	2.19	4.22	0.64
   (i) The number of Stock-options withheld for tax purposes was 25 thousand shares.

The fair value of the stock options granted was calculated based on the Binomial Options Pricing Model considering the average contract term. The model inputs for options included:

VTEX

Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

●	Strike Price - Average price weighted by the quantity granted;
●	Target Asset Price – The trading price closest to the granting date of the options or the trading price derived from an independent valuation report;
●	Risk-Free Interest Rate - US Treasury interest rate, according to the contractual term;
●	Volatility - According to comparable peer entities listed on the stock exchange.

The weighted average inputs used in the Year ended December 31, 2021:
●	Target Asset Price - 10.72 USD per share (2020 - 8.84 USD per share)
●	Risk-Free Interest Rate - 1.14% (2020 - 0.93%)
●	Volatility - 51.89% (2020 - 53.24%)
●	Expected dividend: None

The following table summarize the RSU granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At December 31, 2020	2,583	1.37
RSU granted	1,619	13.88
Forfeit during the period	(576)	3.34
Settled (i)	(625)	1.57
At December 31, 2021	3,001	7.70
   (i) The number of RSUs withheld for tax purposes was 125 thousand shares.

The fair value of the restricted stock units granted was calculated using the same Target Asset Price used in the Stock Options appraisal model.

For the year ended December 31, 2021, there was US$ 26,997 (US$ 2,774 in 2020) of remaining unamortized compensation costs, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted average remaining period of 2.20 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the share-based compensation plan for the year ended December 31, 2021, was US$ 18,857 (2020: US$ 2,803). For the year ended December 31, 2021, the Group recorded in the capital reserve the amount of US$ 8,736 (2020: US$: 2,803).

17.2.   Share-based compensation: Loja Integrada

VTEX

Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

On April 29, 2021, VTEX introduced a new share-based compensation plan to selected directors and employees as a stock-option and RSU plan in Loja Integrada, a subsidiary wholly owned. This share-based compensation plan also has RSU and Stock Options. Under both stock-option plan and RSUs, the options have a term of 7 years as of the grant date. They are exercisable as long as the director or employee fulfills the worked periods after the options are granted (usually 4 or 5 years, with 1/4 or 1/5 of the options exercisable each year). As of December 2021, the total number of ordinary nominative shares in Loja Integrada is 8,590 thousand.

The fair value of the stock options granted was calculated based on the Binomial Options Pricing
Model considering the average contract term. The model inputs for options included:

●	Strike Price - Average price weighted by the quantity granted;
●	Target Asset Price – The trading price closest to the granting date of the options or the trading price derived from an independent valuation report;
●	Risk-Free Interest Rate - Future CDI, according to the contractual term;
●	Volatility - According to comparable peer entities listed on the stock exchange.

The weighted average inputs used in the twelve months period ended December 31, 2021:
●	Target Asset Price - 13.06 USD per share
●	Risk-free interest rate in Brazilian Reais: 8.81%
●	Volatility: 47.69%
●	Expected dividend: None

The following table summarize the options granted under the plan:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value
At December 31, 2020	-	-	-	-
Granted during the period	23.57	12.37	-	5.47
Forfeit during the period	-	-	-	-
Exercised during the period	-	-	-	-
At December 31, 2021	23.57	12.37	6.35	5.47

The following table summarizes the RSU granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At December 31, 2020	-	-
RSU granted	94.9	11.22
Forfeit during the period	-	-
Settled (i)	(11.87)	11.22
At December 31, 2021	83.03	11.22
   (i) The number of RSUs withheld for tax purposes was 1 thousand shares.

VTEX

Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

For the year ended December 31, 2021, there was US$ 942 of remaining unamortized compensation cost, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted-average remaining period of 1,94 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the Loja Integrada share-based compensation plan for the year ended December 31, 2021, was US$ 728. For the year ended December 31, 2021, the Group recorded in the capital reserve the amount of US$ 481.

17.3. Amounts recognized in the statement of profit or loss

The following table illustrates the classification of stock-based compensation in the Consolidated Statements of Operations which includes both stock-based compensation of VTEX and Loja Integrada:

	Three months ended (unaudited)		Twelve months ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Subscription cost	71	43	696	84
Services cost	79	27	376	78
Sales and marketing	610	776	5,530	991
Research and development	(176)	781	5,896	1,131
General and administrative	1,008	351	7,087	1,011
Total	1,592	1,978	19,585	3,295

18.   Financial Instruments

  18.1.   Financial instruments by category

(i)
Financial instruments valued at amortized cost
Financial instruments valued at amortized cost represent financial assets and liabilities whose Group’s business model maintained to receive contractual cash flows. The aforementioned comprise exclusively payments of principal and interest on the principal amount outstanding. Financial assets at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified, or impaired.

The Group has the following financial instruments valued at amortized cost:

VTEX

Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2021	December 31, 2020
Financial assets:
Cash and cash equivalents	121,006	58,557
Restricted cash	1,183	1,429
Trade receivables	40,825	24,491
Total	163,014	84,477

Financial liabilities
Trade payables	12,695	9,973
Lease liabilities	5,991	6,153
Loans and financing	3,279	6,359
Accounts payable from acquisition of subsidiaries	1,470	3,458
Total	23,435	25,943

(ii)	Financial instruments valued at fair value through profit or loss

Financial instruments are classified at fair value through profit or loss when this classification significantly reduces a possible measurement or recognition inconsistency (sometimes referred to as “accounting mismatch”) that would occur due to the measurement of assets or liabilities or the recognition of their gains and losses on different bases. Gains/losses on financial instruments that are measured at fair value through profit or loss are recognized as financial income or expense in the profit or loss for the period.

The Group has the following financial instruments valued at fair value through profit or loss:

	Carrying amount
	December 31, 2021	December 31, 2020
Financial assets:
Current
Marketable securities and short-term investments	177,191	16,969
Derivative financial instruments (i)	-	174
Total	177,191	17,143

(i)	VTEX Brazil contracted a SWAP derivative financial instrument raised through Itaú Bank designated as hedge of foreign currency debt, with third parties, with a total notional value of US$ 2,053 in December 2021.The hedge contracts have a due date of each quarterly installment to be paid. For the Year ended December 31, 2021, US$ 722 of unrealized gains related to changes in the fair value of foreign exchange SWAP contracts was recognized.

	Carrying amount
	December 31, 2021	December 31, 2020
Financial liabilities:
Current
Derivative financial instruments (ii)	133	-
Accounts payable from acquisition of subsidiaries (”earn-out”)	4,953	542
Total	5,086	542

(ii)
The Group is hedging the exposure to foreign currency risk related to loans obtained with related parties. VTEX Brazil contracted a Non-Deliverable Forward (“NDF”) derivative financial instrument raised through Itaú Bank designated as hedge of foreign currency debt with a total notional value of US$ 4.600 in December 2021, renewing the hedge position that expired in the same month. The hedge contracts have a due date in March 2022. For the Year ended December 31, 2021, US$ 133 of unrealized losses related to changes in the fair value of foreign exchange NDF contracts was recognized.

VTEX

Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

The Group uses derivative financial instruments to hedge against the risk of change in the foreign exchange rates. Therefore, they are not speculative. The derivative financial instruments designated in hedge operations are initially recognized at fair value on the date on which the derivative contract is executed and are subsequently re-measured to their fair value. Changes in the fair value of any of these derivative instruments are immediately recognized in the income statement under "net financial income".

For the twelve months period ended December 31, 2021, the Group had positions in Swap derivative financial instruments designated as hedge of foreign currency debt. The hedge contracts had maturity dates equal to those of the loan raised in foreign currency. The last hedge contract matures in March 2023.

The following amounts were recognized in profit or loss in relation to derivatives:

	Three months ended (unaudited)		Twelve months ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Net gain (loss) on derivative financial instruments	(73)	(23)	(193)	(174)

The following amounts were recognized in profit or loss in relation to marketable securities and short term investments:

	Three months ended (unaudited)		Twelve months ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Net gain (loss) on marketable securities and short-term investments	428	425	640	1,116

VTEX

Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

a.   Fair value hierarchy

This section provides details about the judgments and estimates made for determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

	December 31, 2021
	Level 1	Level 2	Level 3
Assets
Short-term investments	177,191	-	-

Liabilities
Derivative financial instruments	-	133	-
Accounts payable from acquisition of subsidiaries (“earn-out”)	-	-	4,953

	December 31, 2020
	Level 1	Level 2	Level 3
Assets
Marketable securities	16,969	-	-
Derivative financial instruments	-	174	-
Liabilities
Accounts payable from acquisition of subsidiaries (“earn-out”)	-	-	542

There were no transfers between levels 1, 2 and 3 for recurring fair value measurements during the third quarter of 2021.

The Group’s policy is to recognize transfers into and out of fair value hierarchy levels as at the end of the reporting period.

•
Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•
Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

VTEX

Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

•	Level 3: If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments could include the use of quoted market prices or dealer quotes for similar instruments:

•	the use of quoted market prices or dealer quotes for similar instruments
•	for interest rate swaps – the present value of the estimated future cash flows based on observable yield curves;
•	for foreign currency forwards - the present value of future cash flows based on the forward exchange rates at the balance sheet date;

The majority of the resulting fair value estimates are included in level 2, except for a contingent consideration payable (“earn-out”), where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.

Fair value measurements using significant unobservable inputs (level 3)

The fair value of the earn-out classified as level 3 is calculated based on the judgment of the Group and the probability of meeting the goals of each acquisition made during the year. The Sale and Purchase agreement of each acquisition established if the clients of the acquired entities migrate to the Groups platform and reach an agreed amount, the seller will be entitled to an earn-out. As of December 31, 2021, the fair value of the earn-out amounts USD 4,953 (2020 – USD 542). Refer to note 3 for more details about the earn-out.

The following table presents changes in the maximum earn-out, which are the only level 3 items for the year ended December 31, 2021:

At January 1, 2021	542
Acquisitions of subsidiaries	6,483
Payments of principal/finance charges - earn-out	(1,378)
Earn-out adjustments	(785)
Exchange rate effect	91
At December 31, 2021	4,953

b.	Fair values of other financial instruments (unrecognized)

The group also has a number of financial instruments which are not measured at fair value in the balance sheet. As at December 31, 2021, for these instruments, the fair values are not different to their carrying amounts, since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Differences were identified for the following instruments at December 31, 2021:

VTEX

Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

	Carrying amount	Fair value
Financial liabilities
Loans and financing	3,279	3,472
Total	3,279	3,472

18.2.   Financial risk management

The risk management of the Group is predominantly controlled by a central treasury department (Group treasury) under policies approved by the board of directors. Group treasury identifies, evaluates, and hedges financial risks in close co-operation with the Group’s operating units. The board provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivative and non-derivative financial instruments, and investment of excess liquidity.

When all relevant criteria have been met, hedge accounting will be applied to remove the accounting mismatch between the hedging instrument and the hedged item. This will effectively result in recognizing interest expense at a fixed interest rate for the hedged floating rate loans and inventory at the fixed foreign currency rate for the hedged purchases.

The consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2021, available in the 20-F filing.

Item 2 – Management’s discussion and analysis of financial condition and results of operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations section may contain certain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ significantly from those expressed or implied in such forward-looking statements for several reasons, including those described in our prior filings with the U.S. Securities and Exchange Commission.

The following analysis and discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements as of December 31, 2021 and 2020 included elsewhere in this document.

Overview

VTEX is where commerce happens. Our platform is designed to be the Operating System for the commerce ecosystem. We enable enterprise brands and retailers to orchestrate their complex network of consumers, business partners, suppliers, and fulfillment providers. We are building the global digital commerce infrastructure that enables enterprises to be relevant for the modern, convenience-driven consumer.

VTEX provides a software-as-a-service digital commerce platform for enterprise brands and retailers. Our platform enables our customers to execute their commerce strategy, including building online stores, integrating and managing orders across channels, and creating marketplaces to sell products from third-party vendors. Founded in Brazil, we have been a leader in accelerating the digital commerce transformation in Latin America and are expanding globally. Our platform is engineered to enterprise-level standards and functionality with approximately 81% of our GMV coming from large, blue-chip companies (i.e. customers with more than US$10 million of GMV per year). As of December 31, 2021 we are trusted by more than 2,400 customers with over 3,200 active online stores across 38 countries to connect with their consumers in a meaningful way.

We benefit from the acceleration of digitalization globally, and in particular in Latin America, the fastest-growing region in the world in 2020, where ecommerce is still underpenetrated. Accelerating ecommerce growth, evolving consumer expectations and the proliferation of digital shopping alternatives are raising the bar for brands and retailers in order to stay relevant. Legacy structures developed over years force enterprises to choose between deep customization and speed to market. Our technology combined with our ecosystem of partners solves this problem. We deliver flexibility and simplicity to complex, mission critical commerce operations. VTEX was named as leader in the IDC MarketScape: Worldwide B2C Digital Commerce Platforms 2020 Vendor Assessment, and Gartner named us as a Visionary in its 2020 report, Magic Quadrant for Digital Commerce, Worldwide.

We offer access to our platform on a subscription basis, which accounted for 93.0% of our revenue for the three months ended December 31, 2021. Our subscription revenue is based on a fixed subscription fee and a transaction-based fee. The transaction-based fee accounts for most of our subscription revenues and is primarily structured as a take rate or percentage of the total value of the orders processed through our platform, including value added taxes and shipping, which we refer to as our GMV. Our transaction-based fee model aligns our success with our customers’ success and our revenue grows as our customers’ GMV grows. In the three months ended December 31, 2021, our GMV increased to US$2.9 billion from US$2.5 billion in the three months ended December 31, 2020 representing an increase of 14.7% in USD and 16.1% on an FX neutral basis. In the same period, our revenue increased to US$37.1 million from US$29.1 million, representing an increase of 27.5% in USD and 29.5% on an FX neutral basis.

Key metric— Gross merchandise value

The key metric we use to measure our performance, identify trends affecting our business, formulate our business plan projections and support our strategic decisions is GMV. Due to the seasonality of ecommerce and the foreign exchange effects resulting from the volatility of the currencies of the jurisdictions where we operate (particularly Latin America countries) vis-à-vis the U.S. Dollar (which is our functional currency), our management compares GMV on a year-over-year and foreign exchange neutral basis. The foreign exchange neutral measures are calculated by using the average monthly exchange rates for each month during the previous year, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months of the current year, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

Key metric— Gross merchandise value (continued)

GMV is the total value of customer orders processed through our platform, including value added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions. Due to our transaction-based subscription model, we believe that GMV growth is linked with our revenue growth and we track GMV as an indicator of the success of our customers, the performance of the platform and our market share.

	Three months ended		Twelve months ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
	(in millions of U.S. Dollars, unless otherwise indicated)
GMV	2,905.6	2,533.9	9,665.8	7,488.8
GMV growth FX neutral (%)	16.1%	130.2%	31.1%	134.9%

Seasonality and quarterly operations results

Our transaction-based subscription model, similar to most retail businesses, experiences seasonal fluctuations. Historically, we have generated higher net sales in the fourth quarter, as a consequence of the concentration of special dates during that quarter.

The following table sets forth our quarterly consolidated profit (loss) statement data for each of the last historical eight quarters. The consolidated profit (loss) statement data below has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in our opinion, reflects all necessary adjustments, consisting only of ordinary course recurring adjustments, necessary to present this information fairly and accurately. These historical quarterly results of operations are not necessarily indicative of the results of operations for any future period. In particular, since the second quarter of 2020 we were positively affected by the ecommerce surge as a consequence of lockdowns during the COVID-19 Pandemic. We expect seasonal patterns to remain the same as in prior years and we believe that the expansion of ecommerce may normalize once the COVID-19 pandemic is sufficiently controlled, which may adversely affect our financial performance and operating metrics in the future. See below “—Impacts of the COVID-19 Pandemic.”.

	For the three months ended (unaudited)
(in US$ millions)	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021

Subscription revenue	19.1	15.4	23.9	26.3	27.7	24.7	29.7	29.6	34.5
Services revenue	0.9	1.2	1.3	1.3	1.4	1.3	1.2	2.2	2.6
Total revenue	20.0	16.6	25.3	27.7	29.1	25.9	30.9	31.9	37.1
Subscription cost	(5.5)	(5.1)	(5.8)	(7.1)	(9.8)	(8.7)	(9.5)	(9.7)	(10.5)
Services cost	(1.5)	(1.7)	(1.7)	(1.7)	(2.0)	(2.1)	(2.8)	(3.1)	(3.3)
Total cost	(7.0)	(6.7)	(7.5)	(8.8)	(11.9)	(10.8)	(12.2)	(12.8)	(13.8)
Gross profit	13.0	9.9	17.8	18.9	17.2	15.1	18.7	19.1	23.4
Operating expenses
General and administrative	(3.5)	(3.1)	(2.4)	(3.3)	(5.1)	(7.2)	(7.8)	(9.9)	(6.9)
Sales and marketing	(5.2)	(5.7)	(5.4)	(5.3)	(7.5)	(11.0)	(15.7)	(19.3)	(17.5)
Research and development	(4.1)	(4.1)	(3.6)	(4.5)	(6.8)	(8.4)	(10.7)	(14.2)	(11.9)
Other income (losses)	0.1	(0.0)	(0.3)	(0.3)	0.1	(0.4)	(0.9)	0.0	(0.2)
Income (loss) from operation	0.2	(3.1)	6.1	5.5	(2.1)	(12.0)	(16.4)	(24.4)	(13.1)
Financial result	(1.1)	(2.8)	1.6	(0.6)	(1.3)	(1.4)	(1.4)	(0.6)	(1.4)
Equity results	0.0	(0.0)	0.0	0.0	0.1	0.1	0.1	0.2	0.2
Income (loss) before income tax	(0.9)	(5.9)	7.7	5.0	(3.3)	(13.3)	(17.6)	(24.8)	(14.3)
Income tax	(0.6)	0.7	(2.0)	(2.0)	(0.9)	0.8	2.1	2.8	3.7
Net loss of the period	(1.5)	(5.2)	5.7	3.0	(4.3)	(12.5)	(15.5)	(22.0)	(10.6)
Loss per share
Basic and diluted income (loss) per share (US$)	(0.09)	(0.03)	0.03	0.02	(0.02)	(0.07)	(0.09)	(0.12)	(0.06)

The following table sets forth selected consolidated profit (loss) statements data for each of the periods indicated as a percentage of total revenue.

	For the Three Months ended (unaudited)
	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Subscription cost	(27.3)%	(30.4)%	(23.0)%	(25.6)%	(33.8)%	(33.6)%	(30.6)%	(30.6)%	(28.2)%
Services cost	(7.7)%	(10.1)%	(6.6)%	(6.1)%	(6.9)%	(8.1)%	(8.9)%	(9.6)%	(8.9)%

Total cost	(35.0)%	(40.5)%	(29.6)%	(31.7)%	(40.7)%	(41.8)%	(39.6)%	(40.1)%	(37.1)%

Gross profit	65.0%	59.5%	70.4%	68.3%	59.3%	58.2%	60.4%	59.9%	62.9%
Operating expenses
General and administrative	(17.6)%	(18.6)%	(9.5)%	(12.1)%	(17.6)%	(27.9)%	(25.3)%	(31.2)%	(18.6)%
Sales and marketing	(26.0)%	(34.5)%	(21.2)%	(19.0)%	(25.7)%	(42.6)%	(50.9)%	(60.7)%	(47.0)%
Research and development	(20.6)%	(24.4)%	(14.4)%	(16.3)%	(23.5)%	(32.5)%	(34.6)%	(44.5)%	(32.1)%
Other income (losses)	(0.3)%	(0.3)%	(1.0)%	(1.0)%	0.4%	(1.7)%	(2.8)%	0.0%	(0.6)%
Income (loss) from operation	1.0%	(18.4)%	24.3%	19.9%	(7.1)%	(46.4)%	(53.1)%	(76.5)%	(35.4)%
Financial result	(5.5)%	(16.8)%	6.2%	(2.1)%	(4.6)%	(5.2)%	(4.4)%	(1.8)%	(3.7)%

Equity results	0.0%	(0.1)%	0.0%	0.1%	0.2%	0.4%	0.5%	0.5%	0.5%
Income (loss) before income tax	(4.4)%	(35.2)%	30.5%	17.9%	(11.5)%	(51.3)%	(57.0)%	(77.7)%	(38.6)%

Income tax	(2.9)%	4.0%	(8.1)%	(7.2)%	(3.2)%	3.2%	6.9%	8.8%	10.0%

Net loss of the period	(7.3)%	(31.2)%	22.4%	10.8%	(14.7)%	(48.1)%	(50.1)%	(68.9)%	(28.6)%

The following table sets forth our Non-GAAP income (loss) from operations for each of the periods indicated:

	For the Three Months ended (unaudited)
	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
	(in US$ millions)
Income (loss) from operation	0.2	(3.1)	6.1	5.5	(2.1)	(12.0)	(16.4)	(24.4)	(13.1)

Share-based compensation expense	0.5	0.3	0.4	0.6	2	3.2	5.5	9.3	1.6
Amortization of intangibles related to acquisitions	0.2	0.4	0.2	0.1	0.2	0.3	0.5	0.5	0.7
Offering expenses (“IPO”) (i)	-	-	-	-	-	-	-	1.3	-

Non-GAAP Income (Loss) from Operations	0.9	2.4	6.8	6.3	0.1	(8.5)	(10.4)	(13.3)	(10.9)
      (i) Offering expenses ("IPO") are related to shares offered by the selling shareholders and other one-off IPO expenses.

Impacts of the COVID-19 pandemic

As a result of the COVID-19 pandemic, the ecommerce market experienced a surge in growth. Governments encouraged consumers to stay at home for extended periods of time, and retail purchases shifted from offline and brick-and-mortar purchases to online ecommerce, as companies accelerated the digitalization of their businesses. Consequently, ecommerce sales in our major markets have increased significantly. Our business responded to the shifting commerce dynamics, enabling our customers to rapidly scale and digitally transform their businesses during the COVID-19 pandemic. Our customers' GMV increase has resulted in significant revenue growth for us, driven predominantly by our transaction-based fees.

In 2021, online commerce penetration continued to increase, demonstrating that the 2020 acceleration in online consumption appears sustainable, despite the gradual reopening of brick-and-mortar retail stores which generated a mean reversion of ecommerce growth. Even though consumer behavior shift towards online purchasing has demonstrated staying power in 2021, there can be no assurance that once the COVID-19 pandemic is sufficiently controlled, this shift in sales will continue and that we will continue to benefit from it. We expect that our performance will be affected for the duration of the impacts of the COVID-19 pandemic on brick-and-mortar stores and consumer preferences. While we believe that the structural shifts that favor ecommerce will continue as the world recovers from COVID-19, we do not expect to experience the same growth in our business going forward. For example, in the year ended December 31, 2021, our revenue increased approximately 27.5% in U.S. dollars and 29.8% on an FX neutral basis compared to 2020 – while revenues increased 60.9% in U.S. dollars and 95.3% on an FX neutral basis in the year ended December 31, 2020 compared to 2019. We believe that the expansion of ecommerce may normalize once the COVID-19 pandemic is sufficiently controlled, which may adversely affect our financial performance and operating metrics. We expect that our total revenue may be subject to increased fluctuations in the near-term as a result. See note 27 of our consolidated financial statements

Components of our results of operations

The following is a summary of the principal line items comprising consolidated profit (loss) statements.

Total revenue

Our total revenue consists of (1) subscription and support revenue, arising from a multichannel cloud and SaaS-based platform focused on ecommerce; and (2) revenue from professional services and other, arising substantially from consulting services.

Subscription revenue

Subscription revenue consists of revenue derived from (1) a mix of transaction-based fees and fixed subscription fees, in each case derived from customers using our platform; (2) our SMB business; and (3) other business units that generate recurring revenue to us.

Transaction-based fees comprise (a) commission fees charged to customers based on a percentage of the GMV or a fee per order processed on our platform; and (b) commission fees charged to marketplace partners, payment providers, and any other services provided through our app store.

Fixed subscription fees comprise (a) yearly or multi-year upfront fees paid by merchants to reduce future variable fees. In case of early termination of the annual upfront fees, we refund merchants for the remaining term of the contract; and (b) fixed monthly fee for using our platform in any given month. Fixed fees are paid to us at the beginning of the applicable subscription period, regardless of the length of the subscription period. As subscription fees are received in advance of providing the related services, we record deferred revenue on our consolidated balance sheet for the unearned revenue and recognize revenue ratably over the related subscription period.

Services revenue

Services revenue consists primarily of revenue derived from consulting services which are recognized over time during the period that services are performed. Services revenue accounted for 7.0% of our revenue for the three months ended December 31, 2021, compared to 4.9% for the three months ended December 31, 2020. For the twelve months ended December 31, 2021, services revenue accounted for 5.8% of our revenue, compared to 5.4% for the twelve months ended December 31, 2020.

Cost of revenue

Our total cost consists of (1) subscription cost; and (2) services cost.

Subscription cost of revenue

Subscription cost consists mainly of costs related to hosting related and customer support costs. The hosting related costs include third-party providers, software related platform operating costs, and compensation for our infrastructure team. Support costs are mostly driven by personnel cost, and represent expenses related to the support we provide to our customers.

Services cost of revenue

Services cost consist mainly of personnel costs and/or third-party expenses to provide the professional services advisory for a specific project of a customer project.

Operating expenses

Our operating expenses consist of general and administrative expenses, sales and marketing expenses, and research and development expenses.

General and administrative expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for our finance, support operation departments, legal and compliance teams; (2) corporate expenses; and (3) corporate overhead allocation. General and administrative expenses also include costs related to business acquisitions, legal and other professional services fees and depreciation and amortization.

Sales and marketing expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) and commissions paid to the direct sales team, the success team, partnership sales team and sales enablement team; (2) travel-related expenses; (3) marketing and events expenses; (4) finder fee commissions; and (5) the allocation of corporate overhead. We plan to continue to incur sales and marketing expenses in the regions that we currently have a presence as well as in new regions over time in order to continue to enhance our brand awareness and our capabilities to attract new customers.

Research and development expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for product development, product management and product design; (2) software subscription costs related to the product; and (3) the allocation of corporate overhead. We expect to increase the research and development expenses to continue investing in product innovation, and in the development of new products.

Financial results

Financial results consist of financial income and financial expenses. Financial income consists of interest earned on bank deposits, foreign exchange gains, short-term investment gains and other financial income. Financial expense consists mostly of foreign exchange losses, short-term investment losses, losses from fair value of derivative financial instruments, interest on lease liabilities and adjustment of hyperinflation in Argentina.

Income tax

Provision for income taxes consists primarily of income taxes, current and deferred, in certain foreign jurisdictions in which we conduct business. The current and deferred income taxes are calculated based on the tax laws enacted or substantively enacted at the end of the reporting period in the countries in which we operate and generate taxable income.

In 2020, VTEX Brazil benefited from tax incentives pursuant to the Lei do Bem aimed at companies that conduct research and development activities. This benefit allowed an additional deduction of research and development expenditures ranging between 60% and 80% of the amounts originally spent, thereby reducing the income and social contribution tax base of VTEX Brazil. For 2021, considering that VTEX Brazil is in a loss position, the R&D benefit did not apply.

Currently we are running losses in most of our subsidiaries, and to that extent and considering the profitability expected in the foreseeable future our most relevant operation has been booking the related tax losses as part of our deferred tax assets.

Historical operations results

Comparison of results of operations for the three months and twelve months ended December 31, 2021 and 2020

The following table sets forth our consolidated profit (loss) statements for the three months and twelve months ended December 31, 2021 and 2020. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Three months ended (unaudited)		Twelve months ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
(in US$ thousands)
Subscription revenue	34,529	27,672	118,466	93,366
Services revenue	2,587	1,435	7,307	5,310
Total revenue	37,116	29,107	125,773	98,676
Subscription cost (1)	(10,469)	(9,841)	(38,380)	(27,801)
Services cost (1)	(3,291)	(2,017)	(11,212)	(7,050)
Total cost	(13,760)	(11,858)	(49,592)	(34,851)
Gross profit	23,356	17,249	76,181	63,825
Operating expenses
General and administrative (1)	(6,913)	(5,120)	(31,889)	(13,961)
Sales and marketing (1)	(17,459)	(7,488)	(63,521)	(23,844)
Research and development (1)	(11,915)	(6,827)	(45,186)	(19,039)
Other income (losses)	(211)	123	(1,514)	(462)
Income (loss) from operation	(13,142)	(2,063)	(65,929)	6,519
Financial result	(1,369)	(1,325)	(4,644)	(3,134)
Gain/loss on investment	190	51	587	78
Income (loss) before income tax	(14,321)	(3,337)	(69,986)	3,463
Income tax	3,696	(930)	9,472	(4,288)
Net income (loss) of the for the period	(10,625)	(4,267)	(60,514)	(825)
(1) Includes stock-based compensation,  amortization of intangibles related to acquisitions and Offering expenses as follows:

	Three months ended (unaudited)		Twelve months ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
(in US$ thousands)
Subscription cost	71	43	696	84
Services cost	79	27	376	78
Research and development	(176)	781	5,896	1,131
Sales and marketing	610	776	5,529	991
General and administrative	1,008	351	7,087	1,011
Total	1,592	1,978	19,584	3,295

Total revenue

The components of our total revenue during the three months and twelve months ended December 31, 2021 and 2020 were as follows:

	Three months ended (unaudited)			Twelve months ended
(in US$ thousands, except percentages)	December 31, 2021	December 31, 2020	Variation	December 31, 2021	December 31, 2020	Variation

Subscription revenue	34,529	27,672	24.8%	118,466	93,366	26.9%
Services revenue	2,587	1,435	80.3%	7,307	5,310	37,6%
Total revenue	37,116	29,107	27.5%	125,773	98,676	27.5%

Total revenue for the three months ended December 31, 2021 was US$37.1 million, an increase of US$8.0 million, or 27.5% in US$ or 29.5% on an FX neutral basis, from US$29.1 million in the same period of 2020. The increase in total revenue was primarily driven by: (1) an increase in GMV of 14.7% in US$ or 16.1% on an FX neutral basis to US$2.9 billion for the three months ended December 31, 2021, from US$2.5 billion in the same period of 2020, which also led to higher revenues from transaction-based fees as percentage of total subscription revenues; (2) an increase in the number of active online stores using our platform during the last twelve months which we believe is mainly attributable to the impacts of the COVID-19 pandemic accelerating the digitalization plan of enterprises as a result of changing end-consumer purchase behavior (to favor online purchases); and (3) the expansion of our operations outside of Brazil.

Total revenue for the year ended December 31, 2021 was U$125.8 million, an increase of US$27.1 million, or 27.5% (on a non-FX neutral basis) or 29.8% (on an FX neutral basis), from US$98.7 million in 2020. The increase in total revenue was primarily driven by: (1) an increase in GMV of 29.1% (on a non-FX neutral basis) or 31.1% (on an FX neutral basis) to US$9.7 billion in 2021, from US$7.5 billion in 2020, which also resulted in higher revenues from transaction-based fees as percentage of total subscription revenues; (2) an increase of 25.3% in the number of active online stores using our platform during the year which we believe is mainly attributable to the increased penetration of ecommerce accelerating the digitalization plan of enterprises as a result of changing end-consumer purchase behavior (to favor online purchases); and (3) the expansion of our operations outside of Brazil. The increase was partially offset by exchange rate effects resulting from the appreciation of the U.S. Dollar against the currencies of the principal countries in which we operate, mostly in Brazil.

Total cost

The components of our total cost during the three months and twelve months periods ended December 31, 2021 and 2020 were as follows:

	Three months ended (unaudited)			Twelve months ended
(in US$ thousands, except percentages)	December 31, 2021	December 31, 2020	Variation	December 31, 2021	December 31, 2020	Variation

Subscription cost	(10,469)	(9,841)	6.4%	(38,380)	(27,801)	38.1%
Services cost	(3,291)	(2,017)	63.2%	(11,212)	(7,050)	59.0%
Total cost	(13,760)	(11,858)	16.0%	(49,592)	(34,851)	42.3%

Total cost for the three months ended December 31, 2021 increased by US$1.9 million, or 16%, to US$13.8 million for the three months ended December 30, 2021 from US$11.9 million in the same period of 2020, principally due to an increase in IT and hosting expenses, which increased by US$0.5 million, or 6.5%, to US$7.9 million for the three months ended December 31, 2021 from US$7.4 million in the same period of 2020, given the increased number of online stores and GMV processed on our platform.

Total cost for the twelve months ended December 31, 2021 increased by US$14.7 million, or 42.3%, to US$49.6 million in 2021 from US$34.9 million in 2020, principally due to an increase in IT and hosting expenses, which increased by US$8.1 million, or 41.8%, to US$27.7 million in 2021 from US$19.5 million in 2020 given the increased number of online stores and GMV processed on our platform, which was partially offset by exchange rate effects resulting from the appreciation of the U.S. Dollar against the currencies of the principal countries in which we operate, mainly in Brazil.

Gross profit

As a result of the above, our gross profit increased by US$6.1 million, or 35.4% to US$23.4 million for the three months ended December 31, 2021 from US$17.2 million in the same period of 2020. As a percentage of our total revenue, our gross profit increased to 62.9% in the three months ended December 31, 2021 from 59.3% in the three months ended December 31, 2020, since the increase in hosting costs was lower than the increase in subscription revenue generated, impacting the subscription gross profit.

            Our gross profit increased by US$12.4 million, or 19.4% to US$76.2 million in 2021 from US$63.8 million in 2020. As a percentage of our total revenue, our gross profit decreased to 60.6% in 2021 from 64.7% in 2020, mainly due to the increase in hosting costs, impacting the subscription gross profit.

Operating expenses

General and administrative

General and administrative expenses during the three and twelve months ended December 31, 2021 and 2020 were as follows:

	Three months ended (unaudited)			Twelve months ended
(in US$ thousands, except percentages)	December 31, 2021	December 31, 2020	Variation	December 31, 2021	December 31, 2020	Variation

General and administrative	(6,913)	(5,120)	35.0%	(31,889)	(13,961)	128.4%
Percentage of total revenue	18.6%	17.6%	-	25.4%	14.1%	-

Our general and administrative expenses increased by US$1.8 million, or 35.0%, to US$6.9 million for the three months ended December 31, 2021 from US$5.1 million in the same period of 2020, primarily due to the increase in expenses related to compensation as our general and administrative workforce increased to support our growth globally.

For the twelve months ended December 31, 2021 our general and administrative expenses increased by US$17.9 million in 2021, or 128.4%, to US$31.9  million in 2021, from US$14.0 million in 2020, primarily due to the increase in personnel expenses as our general and administrative workforce increased to 245 employees in 2021 from 192 employees in 2020 to support our growth globally.

Sales and marketing

Sales and marketing expenses during the three and twelve months ended December 31, 2021 and 2020 were as follows:

	Three months ended (unaudited)			Twelve months ended
(in US$ thousands, except percentages)	December 31, 2021	December 31, 2020	Variation	December 31, 2021	December 31, 2020	Variation

Sales and marketing	(17,459)	(7,488)	132.2%	(63,521)	(23,844)	166.4%
Percentage of total revenue	47.0%	25.7%	-	50.5%	24.2%	-

Our sales and marketing expenses increased by US$10.0 million, or 133.2%, to US$17.5 million for the three months ended December 31, 2021 from US$7.5 million for the three months ended December 30, 2020, primarily due to the increase in expenses related to compensation as our sales and marketing workforce increased to support our growth.

For the twelve months ended December 31, 2021 our sales and marketing expenses increased by US$39.7 million, or 166.4%, to US$63.5 million in 2021 from US$23.8 million in 2020, primarily due to personnel expenses as our sales and marketing workforce increased to 553 employees in 2021 from 262 employees in 2020 to support our growth. We invested mainly in new regions in the Latin America region, such as Colombia and Mexico, as well as other geographies, including Europe and the United States.

Research and development

Research and development expenses during the three and twelve months ended December 31, 2021 and 2020 were as follows:

	Three months ended (unaudited)			Twelve months ended
(in US$ thousands, except percentages)	December 31, 2021	December 31, 2020	Variation	December 31, 2021	December 31, 2020	Variation

Research and development	(11,915)	(6,827)	74.5%	(45,186)	(19,039)	137.3%
Percentage of total revenue	32.1%	23.5%	-	35.9%	19.3%	-

Our research and development expenses increased by US$5.1 million, or 74.5%, to US$11.9  million for the three months ended December 31, 2021 from US$6.8 million for the three months ended December 31, 2020, primarily due to the increase in expenses related to compensation as our research and development workforce to support our growth, and the increase in certain other employee-related expenses.

For the twelve months ended December 31, 2021 our research and development expenses increased by US$26.1 million, or 137.3%, to US$45.2 million in 2021 from US$19.0 million in 2020, primarily due to the increase in personnel expenses as our research and development workforce increased to 592 employees in 2021 from 375 employees in 2020 to support our growth, and the increase in certain other employee-related expenses.

Financial results

The components of our financial results during the three and twelve months ended December 31, 2021 and 2020 were as follows:

	Three months ended (unaudited)			Twelve months ended
(in US$ thousands, except percentages)	December 31, 2021	December 31, 2020	Variation	December 31, 2021	December 31, 2020	Variation

Financial income	2,295	986	132.8%	7,414	3,904	89.9%
Financial expense	(3,664)	(2,311)	58,5%	(12,058)	(7,038)	71.3%
Financial result	(1,369)	(1,325)	3.3%	(4,644)	(3,134)	48.2%

Our financial result amounted to an expense of US$1.4 million for the three months ended December 31, 2021, compared to an expense of US$1.3 million for the three months ended December 31, 2020.  Our financial result decreased by US$1.5 million, or 48.2%, to an expense of US$4.6 million in 2021 from an expense of US$3.1 million in the year ended December 2020.

Explanations for the variations in the above referred period are set forth below:

Financial income

Financial income increased by US$1.3 million, or 132.8%, to US$2.3 million for the three months ended December 31, 2021 from US$0.9 million for the three months ended December 31, 2020, primarily due to short-term investments gains given the increase of our short-term investments to US$ 177.2 million in December 31, 2021 from nil in December 31, 2020, which was offset by short-term investment losses as detailed below.

Financial income increased by US$3.5 million, or 89.9%, to US$7.4 million in 2021 from US$3.9 million in 2020, primarily due to an increase in gains from fair value of derivative financial instruments to US$ 2.3 million in December 31, 2021 from US$ 0.1 million in December 31, 2020, which was partially offset by losses from fair value of derivative financial instruments as detailed below.

Financial expense

Financial expense increased by US$1.3 million, or 58.5%, to US$3.7 million for the three months ended December 31 2021 from US$2.3 million for the three months ended December 31, 2020, mainly due to  (1)  an increase in adjustment of hyperinflation of US$1.1 million for the three months ended December 31, 2021, compared to a increase of US$0.4 million for the three months ended December 31, 2020 and; (2) short-term investment losses given the increase of our short-term investment to US$177.2 million in December 31,2021 from nil in December 31, 2020, which was offset by short-term investment gains as detailed above.

Our financial expense increased by US$5 million, or 71.3%, to US$12.0 million in 2021 from US$7.0 million in 2020, primarily due to (1) an increase in adjustment of hyperinflation to US$  2.3 million from US$ 0.8 million; and (2) an increase in losses from fair value of derivative financial instruments to US$ 2.5 million in December 31, 2021 from US$ 0.6 million in December 31, 2020, which was partially offset by gains from fair value of derivative financial instruments as detailed above.

Net loss for the period

As a result of the above, our net loss amounted to US$60.5 million in 2021, compared to US$0.8 million in 2020.

Consolidated statements of cash flows

The following table sets forth certain consolidated cash flow information for the periods indicated:

	For the Twelve months ended
(in US$ thousands, except percentages)	December 31, 2021	December 31, 2020

Net cash provided by (used in) operating activities	(52,991)	11,165
Net cash provided by (used in) investing activities	(166,781)	(6,096)
Net cash provided by financing activities	283,683	24,959
Increase in cash and cash equivalents	63,911	30,028

Net cash provided (used) by operating activities

For the year ended December 31, 2021, net cash provided by  (used in) operating activities decreased by US$64.2 million to US$53.0 million of net cash used by operating activities from US$11.2 million of net cash provided by operating activities in the year ended December 31, 2020, primarily as a result of:

●
working capital adjustments which consisted mainly of: (1) an increase of trade receivables in the amount of US$16.7 million for the year ended December 31, 2021, compared to an increase of US$10.1 million for the year ended December 31, 2020; and (2) an increase in deferred revenue in the amount of US$12.3 million for the year ended December 31, 2021, compared to an increase of US$9.6 million for the year ended December 31, 2020; and

●
an increase in net loss of the year to US$60.5 million for the year ended December 31, 2021, from a net loss of the year of US$0.8 million for the year ended December 31, 2020, primarily due to the expansion of our workforce.

Net cash provided by (used in) investing activities

For the year ended December 31, 2021, net cash used in investing activities increased by US$160.7 million to a negative cash flow US$166.8 million from a negative cash flow of US$6.1 million in the year ended December 31, 2020, primarily as a result of  (1) an increase in the purchase of short-term investments to US$177.8 million for the year ended December 31, 2021, from nil for the year ended December 31, 2020 (2) an increase in the redemption of marketable securities to US$16.9 million for the year ended December 31, 2021, from US$2.0 million for the year ended December 31, 2020, (3) a decrease in purchase of marketable securities to nil for the year ended December 31, 2021, from US$3.8 million for the year ended December 31, 2020, which was partially offset by an increase in the amounts invested in business combinations that resulted in an increase in the acquisition of subsidiaries net of cash acquired to US$5.7 million for the year ended December 31, 2021 from US$3.6 million for the year ended December 31, 2020.

Net cash provided by financing activities

Net cash provided by financing activities increased by US$258.7 million, to US$283.7 million for the year ended December 31, 2021 from US$25.0 million for the year ended December 31, 2020. This increase is primarily attributable to: (1) an increase in the amounts raised from capital increases to US$297.3 million (including US$296.3 million of proceeds from initial public offering) for the year ended December 31, 2021 from US$156.7 million for the year ended December 31, 2020; (2) a decrease in the buyback of shares to US$2.4 million for the year ended December 31, 2021, compared to the amount of US$129.0 million in the year ended December 31, 2020; which was partially offset by an increase in the payment of loans and financing to US$10.9 million for the year ended December 31, 2021 from US$3.0 million for the year ended December 31, 2020.

Capital expenditures

Our capital expenditures, consisting of purchase of intangibles and property and equipment, for the years ended December 31, 2021, 2020, amounted to US$1.8 million and US$1.6 million, respectively, representing 1.4% and 1.7% of our total revenue for the years ended December 31, 2021 and 2020, respectively.

            We expect to slightly increase our capital expenditures to support the growth in our business and operations. For 2022, we have budgeted capital expenditures of US$2.0 million. We expect to meet our capital expenditure needs for at least the next 12 months from our net cash provided by operating activities and our existing cash and cash equivalents.

Off-balance sheet arrangements

As of December 31, 2021, we did not have any off-balance sheet arrangements.

Quantitative and qualitative disclosures about market risk

We are exposed to market risks in the ordinary course of our business, including the effects of foreign currency fluctuations, derivative financial instruments, credit risk and liquidity risk. Information relating to quantitative and qualitative disclosures about these market risks is described below:

Interest rate risk

The interest risk arises from the possibility of us incurring losses due to fluctuations in interest rates in respect of fair value of future cash flows of a financial instrument.

Our main exposure to interest rate risk is related to loans and financing payable subject to variable interest rate, principally the CDI rate. Our investments are made for capital preservation purposes and we do not enter into investments for trading or speculative purposes. Our trade receivables, accounts payable and other liabilities do not bear interest.

The following table summarize our financial instruments exposed to an interest rate risk as of December 31, 2021:

Transaction	Interest rate risk (i)	Book value
		(in millions of US$)
Loans and financing	SELIC, CDI and TJLP	3.3
Accounts payable on acquisition of subsidiaries	CDI	1.5

(i) Risk-free interest rate in Brazilian Reais.

As of December 31, 2021, we are not materially exposed to the risk of changes in market interest rates mostly due to the purpose of our investments.

Foreign currency exchange risk

We have significant operations internationally that are denominated in foreign currencies. Our exposure to foreign exchange risk is primarily related to fluctuations between the U.S. Dollar and the Latin American countries in which we operate (primarily the Brazilian real, Argentine peso, Colombian peso and Chilean peso). We transact business in various foreign currencies and have significant international revenues and costs. Our cash flows, results of operations and certain of our intercompany balances are exposed to foreign exchange rate fluctuations that may differ materially from expectations. We may record significant gains or losses due to foreign currency fluctuations and related hedging activities.

Our subsidiaries generate revenues and incur most of their expenses in the respective local currencies of the countries in which they operate. As a result, our subsidiaries use their local currency as their functional currency. In the years ended December 31, 2021 and 2020, 17.3% and 14.0% of our revenues were denominated in, or linked to, U.S. dollars, respectively. As of December 31, 2021 and December 31, 2020, our assets were represented by 69.6% and 44.7% in U.S. dollars, 30.4% and 55.3% in other currencies. As of December 31, 2021 and December 31, 2020, our liabilities, excluding our total shareholders’ equity, were represented by 16.9% and 10.2% in U.S. dollars, 83.1% and 89.8% in other currencies.

We are exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. We use foreign exchange derivative products to hedge intercompany loans, and debt for operational purposes. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties. We use derivatives for hedging purposes and not as speculative investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 24, 2022

VTEX

By:	/s/ André Spolidoro Ferreira Gomes
Name:	André Spolidoro Ferreira Gomes
Title:	Chief Financial Officer